Type:  425
Sequence: 1
Description:  Rule 425 Communications

                                      Filed by 24/7 Media, Inc.
                                      Pursuant to Rule 425 under the Securities
                                        Act of 1933
                                      Commission File Number 0-29768
                                      Subject Company: 24/7 Media, Inc.



Meg Brossy                    Corey Olfert                  Sandra Laws
24/7 Media                    Fleishman-Hillard             LawsComm Public
212-231-7104                  213-489-8253                  Relations
mbrossy@247media.com          olfertc@fleishman.com         303-755-4400
                                                            sandra@lawscomm.com

For Immediate Release (Draft)

               24/7 MEDIA SIGNS AGREEMENT TO ACQUIRE EXACTIS.COM

          Becomes Pre-eminent Global Provider of End-To-End Solutions for Customer Acquisition and Customer Relationship Management

NEW YORK - February 29, 2000 - 24/7 Media, Inc. (Nasdaq: TFSM), one of the largest global Internet media and technology companies, today announced it has agreed to acquire Exactis.com, Inc. (Nasdaq: XACT), the largest provider of permission-based precision e-mail marketing and communications outsourcing solutions, in a stock-for-stock transaction valued at approximately $490 million. Under the terms of the transaction, each outstanding share of Exactis.com common stock will be exchanged for 0.60 shares of 24/7 Media common stock. Based on 24/7 Media's last reported closing price, the exchange ratio represents a per share price of $29.70 per share, a 38% premium over Exactis.com's 30 day average stock price. The transaction is subject to certain conditions, including regulatory approval and stockholder approval, and is expected to close in the second quarter of 2000.

          Using its patented technology and expertise, Exactis.com delivers more than 10 million e-mail marketing and communication messages per day for category leaders in e-commerce, media, and financial services. With its complete suite of customized e-mail communications solutions, including TargetMessaging, InformMessaging and AccountMessaging, Exactis.com enables its corporate clients to distribute news and information, deliver event-triggered communications and target and manage large-scale one-to-one e-mail marketing campaigns. Exactis.com has more than 100 clients, including Sony Music Entertainment, Charles Schwab, MSNBC Interactive News, First Union Corp., USATODAY.com, Tribune Media Services, The Economist, American Express, the Industry Standard and Red Herring.com.

          "The acquisition of Exactis.com enables 24/7 Media to offer an integrated, end-to-end customer relationship management solution that will help our combined company's clients, numbering in the thousands, to acquire new customers and retain existing customers," said David J. Moore, 24/7 Media's President and CEO. "Exactis.com is the leader in highly scalable and precise e-mail delivery technologies and has advanced data mining capabilities that can enhance our current product

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offerings. Combining Exactis.com's services and expertise with the massive global reach of the 24/7 Network and 24/7 Mail's 20 million permission-based e-mail addresses under management will enable us to offer an unsurpassed breadth of solutions to e-marketers. In addition, our combined organization will have 250 Internet software engineers on staff, solidifying our technology leadership in Internet marketing."

          Exactis.com's product offerings, combined with 24/7 Media's current e-marketing offerings, round out the combined entity's complete suite of customer relationship management products and services, including:

o Ad serving solutions                      o E-mail distribution
o Advertising services                      o Analytic and data mining services
o Promotion planning and execution          o Loyalty marketing solutions
o E-mail brokerage and management           o Convergence solutions across
                                              Internet, broadband, and wireless
                                              applications

          "We are extremely excited about the combination of our data mining, campaign management and delivery technologies with 24/7 Mail's industry leading database of permission-based e-mail addresses and state-of-the-art ad serving capabilities. Together, we can create large-scale, yet precise and fully integrated e-marketing solutions that our clients strongly desire," said
E. Thomas Detmer, Jr., President and CEO of Exactis.com. "24/7 also allows us to accelerate our global expansion by taking advantage of 24/7's impressive global footprint."

          Exactis.com's e-mail delivery technologies will be integrated with 24/7 Connect, 24/7 Media's recently launched ad serving system, and e.merge, 24/7 Media's broadband ad serving tool, to create the global standard in cross platform Internet marketing.

          Exactis.com will operate as a separate subsidiary of 24/7 Media and will remain headquartered in Denver, CO. Tom Detmer, president and CEO of Exactis.com, will report to Michael Rowsom, general manager of 24/7 Mail, the e-mail division of 24/7 Media. It is anticipated that all Exactis.com employees will remain with the company.

About 24/7 Media

Reaching nearly 60 percent of all online users in the United States, 24/7 Media, Inc. is one of the largest global Internet media and technology companies. Through its global online advertising and direct marketing networks, 24/7 Media provides a full suite of interactive marketing solutions and services. Through its flagship ad network, 24/7 Media serves more than 3.5 billion ad impressions per month on more than 400 high-profile sites globally. 24/7 Mail, the world's largest permission-based, opt-in e-mail database, consists of more than 20 million profiles that can be used to deliver targeted online banner and e-mail campaigns. 24/7 Connect is a next generation online ad serving and management system. Based in New York, 24/7 Media, Inc. has offices in 49 cities in 27 countries. For more information, please visit www.247media.com.

About Exactis.com

Exactis.com's clients, primarily in the media, financial services and e-commerce industries, use Exactis.com precision e-mail solutions to communicate news and information, deliver event-triggered communications, and target and manage large-scale one-to-one e-mail marketing campaigns. Clients include Sony Music Entertainment Inc., Charles Schwab & Co. Inc., MSNBC Interactive News, First Union Corp., USATODAY.com, Tribune Media Services, The Economist and American

Express. Founded as Mercury Mail in 1995 and then known as InfoBeat, Exactis.com has headquarters in Denver.

The Boards of Directors of both 24/7 Media and Exactis.com have approved the merger, which is also subject to the approval of the stockholders of both 24/7 Media and Exactis.com. In connection with the merger agreement, 24/7 Media has entered into an agreement with certain stockholders of Exactis.com who control a majority of the outstanding shares of common stock of Exactis, providing for these stockholders to vote their shares for the merger. Exactis.com has entered into an agreement with certain stockholders of 24/7 Media who control approximately 27% of the outstanding shares of common stock of 24/7 Media, providing for these stockholders to vote their shares for the merger.

24/7 Media and Exactis.com expect to prepare and file a proxy statement/prospectus with respect to the 24/7 Media and Exactis.com stockholder meetings to approve the merger and the registration of the shares of 24/7 Media common stock to be issued in the merger.

The offering of the shares to be issued pursuant to the merger will be made only by means of a prospectus.

                 Caution Concerning Forward-Looking Statements

This press release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein due to changes in economic, business, competitive and/or regulatory factors. More detailed information about those factors is set forth in the most recent quarterly report and other filings with the Securities and Exchange Commission made by the companies named herein. In addition, the following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain stockholder approval for the merger, the risk that the 24/7 Media and the Exactis.com businesses will not be integrated successfully, the potential for impairment of relationships with employees or customers, the costs related to the merger, the inability of the companies to realize synergies or other anticipated benefits of the merger, and other economic, business, competitive and/or regulatory factors affecting the businesses of 24/7 Media and Exactis.com. None of the companies named herein are under any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                     ---

Investors and security holders are urged to read the definitive joint proxy statement/prospectus regarding the merger referenced in the foregoing information when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by 24/7 Media and Exactis.com. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by 24/7 Media and Exactis.com with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from 24/7 Media by directing a request to IR@247media.com or by calling (212) 231-7100.

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